Filed Pursuant to Rule 424(b)(3)

Registration No. 333-259833

PROSPECTUS SUPPLEMENT No. 3

October 20, 2025

(To Prospectus dated July 8, 2022)

NUTRIBAND INC.

Warrants to Purchase 910,904 Shares of Common Stock

On October 5, 2021, the Company consummated a public offering of 1,056,00 Units, at $6.25 per Unit, each Unit consisting of one share of common stock and a Warrant to purchase one share of common at an original exercise price of $7.50. the 1,056,000 warrants (the “Warrants”) to purchase 1,056,000 shares of common stock at an original exercise price of $7.50 per share, which has been split -adjusted to reduce the original exercise price to $6.43 per share.

Of the Warrants issued in the public offering, 910,904 Warrants are outstanding as of _October 19, 2025. The Warrants are traded on the NASDAQ Capital Market under the symbol “NTRBW. On October 17, 2025, the last reported sale price of our common stock was $7.48 per share, and the last reported sale price for the Warrants $2.50 per share.

Each Warrant is immediately exercisable and entitles the holder to purchase a share of common stock at a price of $6.43 per share. Warrants to purchase 505,956 shares of common stock have been exercised, leaving Warrants to purchase an aggregate of 910,904 shares outstanding as October 20, 2025.

This prospectus supplement incorporates into the Post-Effective Amendment No. 7 Prospectus the information (other than information that is furnished and not deemed filed) contained in our attached: Quarterly Report on Form 10-Q, which was filed with the Securities and Exchange Commission on September 9, 2025.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See “Risk Factors” and “Prospectus Summary —Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 3 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 20, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM 10-Q

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended July 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 000-55654

NUTRIBAND INC.

(Exact name of registrant as specified in its charter)

NEVADA	81-1118176
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

121 South Orange Ave., Suite 1500, Orlando, FL	32801
(Address of Principal Executive Offices)	(Zip Code)

(407) 377-6695

(Registrant’s Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	NTRB	The Nasdaq Stock Market LLC
Warrants	NTRBW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The number of shares outstanding of the issuer’s common stock, par value $0.001 per share, was 12,034,883 shares as of September 8, 2025.

NUTRIBAND INC.

i

NUTRIBAND INC.

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

Certain information and footnote disclosures required under accounting principles generally accepted in the United States of America have been condensed or omitted from the following financial statements pursuant to the rules and regulations of the Securities and Exchange Commission.

The results of operations for the three and six months ended July 31, 2025 and 2024 are not necessarily indicative of the results for the entire fiscal year or for any other period.

NUTRIBAND INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	July 31,	January 31,
	2025	2025
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,995,101	$4,311,719
Accounts receivable-net	160,804	73,847
Inventory	138,031	212,041
Prepaid expenses	226,500	196,658
Total Current Assets	7,520,436	4,794,265

PROPERTY & EQUIPMENT-net	615,857	695,063

OTHER ASSETS:
Goodwill	1,719,535	1,719,535
Operating lease right of use asset	90,000	-
Intangible assets-net	230,760	261,092

TOTAL ASSETS	$10,176,588	$7,469,955

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$1,393,013	$698,821
Deferred revenue	19,419	155,880
Operating lease liability-current portion	31,007	-
Notes payable-current portion	128,369	128,144
Total Current Liabilities	1,571,808	982,845

LONG-TERM LIABILITIES:
Note payable-net of current portion	47,290	58,205
Operating lease liability-net of current portion	63,682	-
Total Liabilities	1,682,780	1,041,050

Commitments and Contingencies	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock, $.001 par value, 10,000,000 shares authorized, 3,008,642 and -0- issued and outstanding as of July 31, 2025 and January 31, 2025, respectively	3,009	-
Common stock, $.001 par value, 291,666,666 shares authorized, 12,034,883 and 11,107,210 shares issued at July 31, 2025 and January 31, 2025, respectively, 12,015,983 and 11,074,810 shares outstanding as of July 31, 2025 and January 31, 2025, respectively	12,016	11,075
Additional paid-in-capital	50,417,781	45,029,317
Accumulated other comprehensive loss	(304)	(304)
Treasury stock, 18,900 and 32,400 shares at cost, as of July 31, 2025 and January 31, 2025, respectively	(86,852)	(148,547)
Accumulated deficit	(41,851,842)	(38,462,636)
Total Stockholders’ Equity	8,493,808	6,428,905

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$10,176,588	$7,469,955

See notes to unaudited consolidated financial statements

NUTRIBAND INC. AND SUBSIDIARIES

 UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	For the Three Months Ended		For the Six Months Ended
	July 31,		July 31,
	2025	2024	2025	2024

Revenue	$622,452	$442,830	$1,289,884	$851,362

Costs and expenses:
Cost of revenues	465,571	341,272	881,022	585,018
Research and development	562,554	773,975	1,245,980	1,748,510
Selling, general and administrative	1,597,540	737,325	2,579,592	1,817,053
Total Costs and Expenses	2,625,665	1,852,572	4,706,594	4,150,581

Loss from operations	(2,003,213)	(1,409,742)	(3,416,710)	(3,299,219)

Other income (expense):
Interest income	8,649	77,332	39,157	77,350
Loss on extinguishment of debt	-	(368,036)		(368,036)
Interest expense	(5,773)	(5,019)	(11,653)	(13,637)
Total other income (expense)	2,876	(295,723)	27,504	(304,323)

Loss before provision for income taxes	(2,000,337)	(1,705,465)	(3,389,206)	(3,603,542)

Provision for income taxes	-	-	-	-

Net loss	$(2,000,337)	$(1,705,465)	$(3,389,206)	$(3,603,542)

Preferred shares dividend	(21,814,166)	-	(21,814,166)	-

Net loss available to common stockholders - basic and diluted	$(23,814,503)	$(1,705,465)	$(25,203,372)	$(3,603,542)

Net loss per share available to common stockholders - basic and diluted	$(2.12)	$(0.15)	$(2.26)	$(0.36)

Weighted average common shares outstanding - basic and diluted	11,218,581	11,061,725	11,172,543	10,111,357

See notes to unaudited consolidated financial statements

NUTRIBAND INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

Six Months Ended July 31, 2025

							Accumulated
		Common Stock		Preferred Stock		Additional	Other
		Number of		Number of		Paid In	Comprehensive	Accumulated	Treasury
	Total	shares	Amount	shares	Amount	Capital	Income(Loss)	Deficit	Stock
Balance, February 1, 2025	$6,428,905	11,074,810	$11,075	-	$-	$45,029,317	$(304)	$(38,462,636)	$(148,547)

Treasury stock issued for services	104,400	13,500	14	-	-	42,691	-	-	61,695

Exercise of warrants	5,305,503	825,117	825	-	-	5,304,678	-	-	-

Exercise of employee stock options	44,206	20,055	20	-	-	44,186	-	-	-

Preferred Shares issued as Common stock dividend	-	-	-	3,008,642	3,009	(3,009)	-	-	-

Cashless exercise of warrants	-	82,501	82	-	-	(82)	-	-	-

Net loss	(3,389,206)	-	-	-	-	-	-	(3,389,206)	-

Balance, July 31, 2025	$8,493,808	12,015,983	$12,016	3,008,642	$3,009	$50,417,781	$(304)	$(41,851,842)	$(86,852)

Six Months Ended July 31, 2024

							Accumulated
		Common Stock		Preferred Stock		Additional	Other
		Number of		Number of		Paid In	Comprehensive	Accumulated	Treasury
	Total	shares	Amount	shares	Amount	Capital	Income(Loss)	Deficit	Stock
Balance, February 1, 2024	$6,438,235	8,859,870	$8,860	-	$-	$34,442,339	$(304)	$(27,980,019)	$(32,641)

Proceeds from sale of common stock and warrants	8,400,000	2,100,000	2,100	-	-	8,397,900	-	-	-

Options issued for services	553,335	-	-	-	-	553,335	-	-	-

Common stock and warrants issued for conversion of debt	672,958	76,230	$76	-	-	$672,882	-	-	-

Cashless exercise of warrants	0	60,085	$60	-	-	$(60)	-	-	-

Net loss	(3,603,542)	-	-	-	-	-	-	(3,603,542)	-

Balance, July 31, 2024	$12,460,986	11,096,185	$11,096	-	$-	$44,066,396	$(304)	$(31,583,561)	$(32,641)

Three Months Ended July 31, 2025

							Accumulated
		Common Stock		Preferred Stock		Additional	Other
		Number of		Number of		Paid In	Comprehensive	Accumulated	Treasury
	Total	shares	Amount	shares	Amount	Capital	Income(Loss)	Deficit	Stock
Balance, May 1, 2025	$5,103,386	11,130,271	$11,130	-	$-	$45,053,767	$(304)	$(39,851,505)	$(109,702)

Exercise of warrants	5,305,503	825,117	825	-	-	5,304,678	-	-	-

Exercise of employee stock options	44,206	20,055	20	-	-	44,186	-	-	-

Treasury stock issued for services	41,050	5,000	5	-	-	18,195	-	-	22,850

Preferred Shares issued as Common stock dividend		-	-	3,008,642	3,009	(3,009)	-	-	-

Cashless exercise of warrants	-	35,540	36	-	-	(36)	-	-	-

Net loss	(2,000,337)	-	-	-	-	-	-	(2,000,337)	-

Balance, July 31, 2025	$8,493,808	12,015,983	$12,016	3,008,642	$3,009	$50,417,781	$(304)	$(41,851,842)	$(86,852)

Three Months Ended July 31, 2024

							Accumulated
		Common Stock		Preferred Stock		Additional	Other
		Number of		Number of		Paid In	Comprehensive	Accumulated	Treasury
	Total	shares	Amount	shares	Amount	Capital	Income(Loss)	Deficit	Stock
Balance, May 1, 2024	$13,363,113	10,959,870	$10,960	-	$-	$43,263,194	$(304)	$(29,878,096)	$(32,641)

Common stock and warrants issued for conversion of debt	130,380	-	-	-	-	130,380	-	-	-

Options issued for services	672,958	76,230	76	-	-	672,882	-	-	-

Cashless exercise of warrants	-	60,085	60	-	-	(60)	-	-	-

Net loss	(1,705,465)	-	-	-	-	-	-	(1,705,465)	-

Balance, July 31, 2024	$12,460,986	11,096,185	$11,096	-	$-	$44,066,396	$(304)	$(31,583,561)	$(32,641)

See notes to unaudited consolidated financial statements

NUTRIBAND INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the Six Months Ended
	July 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(3,389,206)	$(3,603,542)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	114,862	139,050
Operating lease expense	18,000	15,690
Loss on extinguishment of debt	-	368,036
Stock-based compensation-shares issued for services	104,400	-
Stock-based compensation-options	-	553,335
Changes in operating assets and liabilities:
Accounts receivable	(86,957)	80,638
Prepaid expenses	(29,842)	15,432
Inventories	74,010	(55,255)
Deferred revenue	(136,461)	22,074
Operating lease liability	(13,158)	(16,748)
Accounts payable and accrued expenses	694,039	103,617
Net Cash Used In Operating Activities	(2,650,313)	(2,377,673)

Cash flows from investing activities:
Purchase of equipment	(5,324)	(45,085)
Net Cash Used in Investing Activities	(5,324)	(45,085)

Cash flows from financing activities:
Proceeds from note payable-related party	-	300,000
Proceeds from the exercise of employee stock options	44,206
Proceeds from sale of common stock and exercise of warrants	5,305,503	8,400,000
Payment on note payable	(10,690)	(10,217)
Net Cash Provided by Financing Activities	5,339,019	8,689,783

Net change in cash	2,683,382	6,267,025

Cash and cash equivalents - Beginning of period	4,311,719	492,942

Cash and cash equivalents - End of period	$6,995,101	$6,759,967

Supplementary information:

Cash paid for:
Interest	$1,250	$611

Income taxes	$-	$2,943

Supplemental disclosure of non-cash investing and financing activities:

Cashless conversion of warrants	$82	$60

Measurement of operarating lease right-of-use assets and liabilities	$108,000	$-

Debt settlement issued by the issuance of common stock and warrants	$-	$672,956

Preferred Shares issued as Common stock dividend	$21,814,166	$-

See notes to unaudited consolidated financial statements

NUTRIBAND INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

as of and for the Three and Six Months Ended July 31, 2025 and 2024

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

Nutriband Inc. (the “Company”) is a Nevada corporation, incorporated on January 4, 2016. In January 2016, the Company acquired Nutriband Ltd, an Irish company which was formed by the Company’s chief executive officer in 2012 to enter the health and wellness market by marketing transdermal patches. References to the Company relate to the Company and its subsidiaries unless the context indicates otherwise.

On August 1, 2018, the Company acquired 4P Therapeutics LLC (“4P Therapeutics”) for $2,250,000, consisting of 250,000 shares of common stock, valued at $1,850,000, and $400,000, and a royalty of 6% on all revenue generated by the Company from the abuse deterrent intellectual property that had been developed by 4P Therapeutics payable to the former owner of 4P Therapeutics. The former owner of 4P Therapeutics was a director of the Company from April 2018, when the Company entered into an agreement to acquire 4P Therapeutics until he resigned as a director in January 2022.

4P Therapeutics is engaged in the development of transdermal pharmaceutical products. With the acquisition of 4P Therapeutics, 4P Therapeutics’ drug development business became the Company’s principal business. The primary focus of the business is to incorporate the Company’s Aversa abuse deterrent technology into transdermal patches containing already approved drugs. Although these drugs are already approved, the Company needs to conduct a product development program which will include the preclinical and clinical trials that are necessary to receive FDA approval before we can market any of our pharmaceutical products.

On August 25, 2020, the Company formed Pocono Pharmaceuticals Inc. (“Pocono Pharmaceuticals”), a wholly owned subsidiary of the Company. On August 31, 2020, the Company acquired certain assets and liabilities associated with the Transdermal, Topical, Cosmetic, and Nutraceutical businesses of Pocono Coated Products LLC (“PCP”). The net assets were contributed to Pocono Pharmaceuticals. Included in the transaction, Pocono Pharmaceuticals also acquired 100% of the membership interests of Active Intelligence LLC (“Active Intelligence”).

Pocono Pharmaceuticals is a coated products contract development and manufacturing organization that supports their customers with product design, development and manufacturing services. Pocono Pharmaceuticals has specialized expertise and state-of-the-art manufacturing capabilities for topical, transdermal and kinesiology tape products. Active Intelligence manufactures activated kinesiology tape for customers in the sports and physical markets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Financial Statements

The consolidated balance sheet as of July 31, 2025, and the consolidated statements of operations, stockholders’ equity, and cash flows for the periods presented have been prepared by the Company and are unaudited. In the opinion of management, all adjustments (consisting solely of normal recurring adjustments) to prepare fairly the financial position, results of operations, changes in stockholders’ equity and cash flows for all periods presented have been made. The results for the six months ending July 31, 2025, are not necessarily indicative of the results to be expected for the full year. The consolidated financial statements should be read in conjunction with the consolidated financial statements and footnotes therein included in the Company’s Annual Report on Form 10-K for the year ended January 31, 2025.

Certain information and footnote disclosures required under generally accepted accounting principles in the United States of America ({U.S. GAAP}) have been condensed or omitted from these consolidated financial statements pursuant to the rules and regulations, including interim reporting requirements of the U.S. Securities and Exchange Commission (“SEC”). The preparation of consolidated statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in our consolidated financial statements and accompanying footnotes. Actual results could differ from estimates.

The Company’s significant accounting policies are in Note 2 in the Company’s Annual Report on Form 10-K for the year ended January 31, 2025. There were no significant changes to these accounting policies during the six months ended July 31, 2025.

Going Concern Assessment

Management assesses liquidity and going concern uncertainty in the Company’s condensed financial statements to determine whether there is sufficient cash on hand and working capital, including available borrowings on loans, to operate for a period of at least one year from the date the consolidated financial statements are issued or available to be issued, which is referred to as the “look-forward period”, as defined in GAAP. As part of this assessment, based on conditions that are known and reasonably knowable to management, management will consider various scenarios, forecasts, projections, estimates and will make certain key assumptions, including timing and nature of projected cash expenditures or programs, its ability to delay or curtail expenditures or programs and its ability to raise additional capital, if necessary, among other factors. Based on this assessment, as necessary or applicable, management makes certain assumptions around implementing curtailments or delays in the nature and timing of programs and expenditures to the extent it deems probable those implementations can be achieved, and management has the proper authority to execute them within the look-forward period.

As of July 31, 2025, the Company had cash and cash equivalents of $6,995,101 and working capital of $5,948,628. For the six months ended July 31, 2025, the Company incurred a net loss from operations of $3,416,710 and used cash flow from operations of $2,650,313. The Company has generated operating losses since its inception and has relied on sales of securities and the issuance of third-party and related-party debt to support cash flow from operations. The Company has used these proceeds to fund operations and will continue to use the funds as needed. In March 2023, the Company entered into a three-year $2,000,000 Credit Line Note facility with a related party, amended on July 13, 2023, to $5,000,000, which will permit the Company to draw down on the credit line to fund the Company’s research and development of its Aversa product. On April 19, 2024, the Company received proceeds of $8,400,000 from equity financing with European investors. During the six months ended July 31, 2025, the Company received proceeds of $5,305,503 from the exercise of warrants.

Management has prepared estimates for operations for the next twelve months and believes that sufficient funds will be generated from operations to fund its operations for one year from the date of the filing of these condensed consolidated financial statements, which indicates improved operations and the Company’s ability to continue operations as a going concern.

Management believes the substantial doubt about the ability of the Company to continue as a going concern is alleviated by the above assessment.

Principles of Consolidation

The consolidated financial statements of the Company include the Company and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated. The operations of 4P Therapeutics are included in the Company’s financial statements from the date of acquisition of August 1, 2018, and the acquired operations of Pocono Coated Products and Active Intelligence are included in the Company’s financial statements from the date of acquisition of September 1, 2020, under Pocono Pharmaceuticals Inc. The wholly owned subsidiaries are as follows:

Nutriband Ltd.

4P Therapeutics LLC

Pocono Pharmaceuticals Inc.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates including, but not limited to, those related to such items as income tax exposures, accruals, depreciable/useful lives, allowance for doubtful accounts and valuation allowances. The Company bases its estimates on historical experience and on other various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which amends the accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products are transferred to a customer. The Company recognizes revenue based on the five criteria for revenue recognition established under Topic 606: 1) identify the contract, 2) identify separate performance obligations, 3) determine the transaction price, 4) allocate the transaction price among the performance obligations, and 5) recognize revenue as the performance obligations are satisfied.

Revenue Types

The following is a description of the Company’s revenue types, which include professional services and sale of goods:

●	Contract development and manufacturing services for consumer health transdermal, topical and tape products with revenues listed under sale of goods.

●	Product revenues derived from the sale of the Company’s consumer transdermal, topical and tape products with sales listed under sale of goods.

●	Contract research and development services for pharmaceutical and medical device life sciences customers with revenues listed under services.

Contracts with Customers

A contract with a customer exists when (i) we enter into an enforceable contract with a customer that defines each party’s rights regarding the goods or services to be transferred and identifies the payment terms related to these goods or services, (ii) the contract has commercial substance and, (iii) we determine that collection of substantially all consideration for services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration.

Contract Liabilities

Deferred revenue is a liability related to a revenue producing activity for which revenue has not been recognized. The Company records deferred revenue when it receives consideration from a contract before achieving certain criteria that must be met for revenue to be recognized in conformity with GAAP.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of accounts in the new revenue standard. The contract transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. For the Company’s different revenue service types, the performance obligation is satisfied at different times. The Company’s performance obligations include providing products and professional services in the area of research. The Company recognizes product revenue performance obligations in most cases when the product has shipped to the customer. When we perform professional service work, we recognize revenue when we have the right to invoice the customer for the work completed, which typically occurs over time on a monthly basis for the work performed during that month.

All revenue recognized in the income statement is considered to be revenue from contracts with customers.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts with customers by type and by geographical location. See the tables:

	Six Months Ended		Three Months Ended
	July 31,		July 31,
	2025	2024	2025	2024
Revenue by type
Sale of goods	$1,289,884	$851,362	$622,452	$442,830
Services	-	-	-	-
Total	$1,289,884	$851,362	$622,452	$442,830

	Six Months Ended		Three Months Ended
	July 31,		July 31,
	2025	2024	2025	2024
Revenue by geographic location:
United States	$1,282,254	$851,362	$614,822	$442,830
Foreign	7,630	-	7,630	-
	$1,289,884	$851,362	$622,452	$442,830

Cash and cash equivalents.

Cash and cash equivalents include cash on hand and cash on deposit in money market accounts. The Company considers short-term highly liquid investments with an original maturity date of three months or less that are not part of an investment pool to be cash equivalents. As of July 31, 2025, the Company had approximately $6,607,000 that exceeded federally insured cash balance limits.

Accounts receivable

Trade accounts receivables are recorded at the net invoice value and are not interest bearing. The Company maintains allowances for doubtful accounts for estimated losses from the inability of its customers to make the required payments. The Company determines its allowances by both specific identification of customer accounts where appropriate and the application of historical loss to non-applicable accounts. For the six months ended July 31, 2025, and 2024, the Company recorded bad debt expenses of $-0- and $1,200, respectively, for doubtful accounts related to accounts receivable. During the year ended January 31, 2024, the Company entered into an accounts receivable sale agreement for one of its subsidiaries. The Company received $106,528 in funds against an account receivable that is currently a claim in bankruptcy. The net accounts receivable remains on the books of the Company, and a corresponding amount has been included as a secured borrowing liability under Notes payable. As of July 31, 2025, the receivable has been reserved in full. If the bankruptcy claim is not paid in full by the debtor, Company is obligated to pay any difference to the factor. The loan bears interest at 10%. The Company adopted ASU 2016-13 during 2013 and implemented the guidance on expected credit losses.

Inventories

Inventories are valued at the lower of cost and reasonable value determined using the first-in, first-out (FIFO) method. Net realized value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. The cost of finished goods and work in process is comprised of material costs, direct labor costs and other direct costs and related production overheads (based on normal operating capacity). As of July 31, 2025, total inventory was $138,031, consisting of work-in-process of $8,061, finished goods of $8,042 and raw materials of $121,477. As of January 31, 2025, total inventory was $212,041, consisting of work-in-process of $46,255, finished goods of $16,609 and raw materials of $149,177.

Property, Plant and Equipment

Property and equipment represent an important component of the Company’s assets. The Company depreciates its plant and equipment on a straight-line basis over the estimated useful life of the assets. Property, plant and equipment is stated at historical cost. Expenditures for minor repairs, maintenance and replacement parts which do not increase the useful lives of the assets are charged to expense as incurred. All major additions and improvements are capitalized. Depreciation is computed using the straight-line method. The lives over which the fixed assets are depreciated range from 3 to 20 years as follows:

Lab Equipment	5-10 years
Furniture and fixtures	3-5 years
Machinery and equipment	5-20 years

Intangible Assets

Intangible assets include trademarks, intellectual property and customer base acquired through business combinations. The Company accounts for Other Intangible Assets under the guidance of ASC 350, “Intangibles-Goodwill and Other.” The Company capitalizes certain costs related to patent technology. A substantial component of the purchase price related to the Company’s acquisitions has also been assigned to intellectual property and other intangibles. Under the guidance, other intangible assets with definite lives are amortized over their estimated useful lives. Intangible assets with indefinite lives are tested annually for impairment. Trademarks, intellectual property and customer base are being amortized over their estimated useful lives of ten years. During the year ended January 31, 2025, the Company recorded an impairment charge of $293,038 to its intellectual property.

Goodwill

Goodwill represents the difference between the total purchase price and the fair value of assets (tangible and intangible) and liabilities at the date of acquisition. Goodwill is reviewed for impairment annually on January 31, and more frequently as circumstances warrant, and written down only in the period in which the recorded value of such assets exceeds their fair value. The Company does not amortize goodwill in accordance with ASC 350. In connection with the Company’s acquisition of 4P Therapeutics LLC in 2018, the Company recorded Goodwill of $1,719,235. On August 31, 2020, in connection with the Company’s acquisition of Pocono Coated Products LLC and Active Intelligence LLC, the Company recorded Goodwill of $5,810,640. During the years ended January 31, 2025 and 2024, the Company recorded an impairment charge of $3,302,478 and $-0-, respectively, reducing the Active Intelligence LLC Goodwill to $-0-. As of July 31, 2025 and January 31, 2025, Goodwill amounted to $1,719,535 and $1,719,535, respectively.

Long-lived Assets

Management reviews long-lived assets for potential impairment whenever significant events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment exists when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the estimated undiscounted cash flows expected to result from the use and eventual disposition of the asset. If an impairment exists, the resulting write-down would be the difference between the fair market value of the long-lived asset and the related book value.

Treasury Stock

The Company records the purchase of its treasury shares under the historical cost method. The reissuance of treasury shares are recorded using the average cost method.

Earnings per Share

Basic earnings per share of common stock is computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the period.  Diluted earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock and potential shares of common stock outstanding during the period. Potential shares of common stock consist of shares issuable upon the exercise of outstanding options and common stock purchase warrants. As of July 31, 2025, and 2024, there were 8,927,218 and 6,872,833 common stock equivalents outstanding, that were not included in the calculation of dilutive earnings per share as their effect would be anti-dilutive.

Stock-Based Compensation

ASC 718, “Compensation - Stock Compensation,” prescribes accounting and reporting standards for all share-based payment transactions in which employee services, and, since February 1, 2019, non-employees, are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period). As of February 1, 2019, pursuant to ASC 2018-07, ASC 718 was applied to stock-based compensation for both employees and non-employees.

Business Combinations

The Company recognizes the assets acquired, the liabilities assumed, and any non-controlling interest in the acquired entity at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the accounting literature. In accordance with this guidance, acquisition-related costs, including restructuring costs, must be recognized separately from the acquisition and will generally be expensed as incurred. That replaces the cost-allocation process detailed in previous accounting literature, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair value.

Leases

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), to provide a new comprehensive model for lease accounting under this guidance, lessees and lessors should apply a “right-of-use” model in accounting for all leases (including subleases) and eliminate the concept of operating leases and off-balance-sheet leases. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. Similar modifications have been made to lessor accounting in-line with revenue recognition guidance.

The Company applies guidance for right-of-use accounting for all leases and records the operating lease liabilities on its balance sheet. The Company completed the necessary changes to its accounting policies, processes, disclosure and internal control over financial reporting.

Research and Development Expenses

Research and development costs are expensed as incurred.

Income Taxes

Taxes are calculated in accordance with taxation principles currently effective in the United States and Ireland.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements.  Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.  The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent they believe these assets will more likely than not be realized.  In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations.  In the event the Company was determined that it would be able to realize its deferred income tax assets in the future in excess of its net recorded amount, the Company would make an adjustment to the valuation allowance which would reduce the provision for income taxes.

Fair Value Measurements

FASB ASC 820, “Fair Value Measurements and Disclosure” (“ASC 820”), defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of input that may be used to measure fair value.

The Company utilizes the accounting guidance for fair value measurements and disclosures for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis during the reporting period. The fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based upon the best use of the asset or liability at the measurement date. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability. ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers are defined as follows:

Level 1	- Observable inputs such as quoted market prices in active markets.

Level 2	- Inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3	- Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying value of the Company’s financial instruments, including accounts receivable, prepaid expenses, accounts payable and accrued expenses, and deferred revenue approximate their fair value due to the short maturities of these financial instruments.

Recent Accounting Standards

The Company has reviewed all other FASB-issued ASU accounting pronouncements and interpretations thereof that have effective dates during the period reported and in future periods. The Company has carefully considered the new pronouncements that alter previous GAAP and does not believe that any new or modified principles will have a material impact on the Company’s reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of the Company’s financial management and certain standards are under consideration.

3.	PROPERTY AND EQUIPMENT

	July 31,	January 31,
	2025	2025
Lab equipment	$144,585	$144,585
Machinery and equipment	1,389,756	1,384,432
Furniture and fixtures	19,643	19,643
	1,553,984	1,548,660
Less: Accumulated depreciation	(938,127)	(853,597)
Net Property and Equipment	$615,857	$695,063

Depreciation expenses amounted to $84,530 and $82,475 for the six months ended July 31, 2025, and 2024, respectively. During the six months ended July 31, 2025, and 2024, depreciation expenses of $67,624 and $61,163, respectively, have been allocated to the cost of goods sold.

4.	NOTES PAYABLE

Notes Payable

Active Intelligence, entered into an agreement with the Carolina Small Business Development Fund for a line of credit of $160,000 due October 16, 2028, with interest of 5% per year. The amount assumed was $139,184. The loan requires monthly payments of principal and interest of $1,697. During the six months ended July 31, 2025, the Company made $8,384 of principal payments. As of July 31, 2025, the amount due was $60,748, of which $17,109 is current. As of January 31, 2025, the amount due was $69,132.

On April 3, 2022, the Company entered into a retail installment agreement for the purchase of an automobile. The contract price was $32,274, of which $22,795 was financed. The agreement is for five years bearing interest at 2.95% per annum with payments of $410 per month. The loan is secured by automobile. As of July 31, 2025, the amount due was $8,383, of which $4,732 is current. As of January 31, 2025, the amount due was $10,689.

Note payable-related party.

On July 17, 2023, the Company entered an amended Credit Line Note agreement, for an increased $5,000,000 credit line facility to the Company entered on March 17, 2023. Outstanding advances under the Note bears interest at 7% per annum. The promissory note is due and payable in full on March 19, 2026. Interest is payable annually on December 31 of each year during the term of the note. The Company received advances of $300,000 during the nine months ended October 31, 2024. On May 15, 2024, the Company agreed to convert the $300,000 debt. The conversion was made pursuant to the terms of a Conversion Agreement, which provided the conversion of $300,000 of principal and $4,922 of accrued interest. The Company issued 76,230 shares of common stock and 152,460 warrants exercisable at $6.43 per share, resulting in a $368,036 loss on extinguishment. As of July 31, 2025 and January 31, 2025, the balance due was $-0-, respectively. The Company recorded interest expense of $-0- and $4,163 for the six months ended July 31, 2025, and 2024, respectively.

Secured borrowing liability.

On July 19, 2023, the Company entered into an accounts receivable sale agreement for one of its subsidiaries in connection with a bankruptcy claim. The Company received $106,528 and recorded the transaction as a secured loan payable against the account receivable. The sale of the account receivable balance was to an outside third party, whereby if the bankruptcy court does not pay the balance in full, the Company will owe back the unpaid portion. The loan is classified as a current liability as the Company expects the bankruptcy will be resolved in the next twelve months. The loan bears interest at 10%. For the three months ended July 31, 2025, and 2024, the Company recorded an interest expense of $5,184 and $5,212, respectively.

Interest expenses for the six months ended July 31, 2025, and 2024, were $11,653 and $12,401, respectively.

5.	INTANGIBLE ASSETS

As of July 31, 2025, and January 31, 2025, intangible assets consisted of intellectual property and trademarks, customer base, and license agreement, net of amortization, as follows:

	July 31,	January 31,
	2025	2025
Customer base	$214,640	$214,640
Intellectual property and trademarks	623,822	623,822

Total	838,462	838,462

Less: Accumulated amortization	(607,702)	(577,370)

Net Intangible Assets	$230,760	$261,092

Amortization expenses for the six months ended July 31, 2025, and 2024 amounted to $30,332 and $56,575, respectively. During the year ended January 31, 2025, the Company recorded an impairment charge of $293,038 to its Intellectual property.

Total
Year Ended January 31,
2026	$30,354
2027	60,666
2028	60,666
2029	41,736
2030	23,596
2031 and thereafter	13,742
$230,760

6.	RELATED PARTY TRANSACTIONS

Activity during the six months ended July 31, 2025

a)	During the six months ended July 31, 2025, a director of the Company and a related party exercised warrants and were issued 311, 041 and 160,000 shares of common stock, respectively.

Activity during the six months ended July 31, 2024

a)	In March 2024, options to purchase 390,000 shares of common stock to executives and employees of the Company at a price of $2.37 and $2.61 per share. The options vest immediately and expire in three years. The fair value of the options issued amounted to $422,955 and was expensed during the six months ended July 31, 2024.

b)	On April 19, 2024, the Company completed an $8,400,000 equity financing with European investors which included related parties. The related parties invested a total of $7,120,000 and received 1,780,000 shares of common stock and warrants to purchase 3,560,000 shares of common stock @ $6.43 per share. One related party, a director of the Company, invested $4.5 million which included $500,000 from his son and $700,000 from an entity he controls. The other related party invested $2.62 million from entities controlled by the investor. See Note 7 for further information.

c)	During the six months ended July 31, 2024, the Company received $300,000 from the credit line facility with TII Jet Services LDA. On May 14, 2024, the Company converted the debt and accrued interest into 76,240 shares of common stock and issued 152,460 warrants to the lender. See Note 4 for further information.

d)	On June 5, 2024, the Company’s Chief Financial Officer exercised 87,500 warrants as a cashless conversion and was issued 60,085 shares of common stock.

7.	STOCKHOLDERS’ EQUITY

Series A Convertible Preferred Stock

On January 15, 2016, the board of directors of the Company approved a certificate of amendment to the articles of incorporation and changed the authorized capital stock of the Company to include and authorize 10,000,000 shares of Series A Preferred Stock, par value $0.001 per share.

On July 9, 2025, the board of directors created a series of non-voting preferred stock consisting initially of shares designated as the Series A Convertible Preferred Stock (the “the Series A Preferred Stock”).

‘The Company authorized on July 9, 2025, a preferred stock dividend to be issued by the Company to all shareholders on the basis of one share of Series A Preferred stock issued for each four shares of common stock owned by the holder. The record date for the dividend was July 25, 2025. On the August 5, 2025 date of distribution of the dividend, 3,008,642 shares of the Series A Preferred Stock were issued to our shareholders. The fair value of the shares preferred stock issued in the dividend was $21,814,166. The fair value was determined by a management estimate of the likelihood of FDA approval, which was determined to be 85%. The Company valued the dividend at 85% of the common stock market price.

The Rights and Preferences of the Series A Preferred Stock

Conversion. The Certificate of Rights and Preferences for the Series A Preferred Stock provides that, following the date of the approval for commercial sale by the Federal Drug Administration of the Company’s transdermal pharmaceutical products that are based on the Company’s AVERSA abuse deterrent technology, each share of Series A Preferred Stock will be convertible at the option of the holder into one share of Common Stock. The holders of Series A Preferred Stock that do not convert their shares shall be eligible for dividends as declared by the board of directors for those holders of the Series A Preferred Stock, and the Series A Preferred Stock is also eligible for dividends declared by the board of directors on the class of common stock.

Redemption, Dividends, Junior Securities. So long as any shares of Series A Preferred Stock outstanding, neither the Company nor any subsidiary thereof shall, without the consent of the Holders of ninety percent (90%) of the shares of Series A Preferred Stock then outstanding, (a) redeem, repurchase or otherwise acquire directly or indirectly any Junior Securities (as defined in Section 9), (b) directly or indirectly pay or declare any dividend or make any distribution upon, nor shall any distribution be made in respect of, any Junior Securities, or (c) set aside any monies to the purchase or redemption (through a sinking fund or otherwise) of any Junior Securities.

Liquidation. The sale, conveyance or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property and assets of the Company is deemed a voluntary liquidation, dissolution or winding up of the Company for purposes of this paragraph. The merger or consolidation of the Company into or with any other corporation, or the merger or consolidation of any other corporation into or with the Company, is not be deemed to be an event of liquidation, dissolution or winding up, if the holders of the Series A Preferred Stock outstanding upon the effectiveness of such merger or combination, receive for each share of Series A Preferred Stock one share of preference stock of the resulting or surviving corporation, which share of preferred stock will have rights and privileges roughly equivalent to the rights and privileges of the Series A Preferred Stock.

Dividends. Holders of Series A Preferred Stock shall be entitled to receive dividends, when and as declared by the Board of Directors out of funds legally available therefor. For any other dividends or distributions, the Series A Preferred Stock will participate with the Company’s common stock on an as-converted basis.

Conversion at Option of Holder. Following the date of the approval by the Federal Drug Administration of the Company’s transdermal pharmaceutical products that are based on the Company’s AVERSA™ abuse deterrent transdermal technology for commercial sale, each share of Series A Preferred Stock is convertible at the option of the holder into one share of Common Stock.

Stock Splits, etc. If, at any time while any shares of Series A Preferred Stock remain outstanding (“Outstanding Shares”), the Company effectuates a stock split or reverse stock split of its Common Stock or issues a dividend on its Common Stock consisting of shares of Common Stock, the Conversion Price and any other amounts calculated as contemplated by this Certificate of Designations shall be equitably adjusted to reflect such action with respect to Outstanding Shares at the record date of such split.

Activity during the Six Months Ended July 31, 2025

(a)	As of July 31, 2025, the Company holds 18,900 shares of treasury stock. During the six months ended July 31, 2025, 8,500 shares of treasury stock held by the Company were issued to employees for services rendered. The Company recorded an expense of $65,410 during the six months ended July 31, 2025, in connection with the transaction.

(b)	On February 8, 2025, the Company entered into an agreement with a consultant to provide consulting services to the Company’s Board of Directors. The Company issued 5,000 shares of the Company’s common stock to the consultant, valued at $39,050 and expensed during the six months ended July 31, 2025. The shares were issued from the treasury shares held by the Company. The term of the agreement is for twelve months.

(c)	In February 2025, the Company’s outside counsel exercised 58,433 warrants as a cashless conversion and the Company issued 46,961 shares of common stock.

(d)	In July 2025, third parties exercised 98,560 warrants as a cashless conversion, and the Company issued 35,540 shares of common stock.

(e)	In July 2025, two employees exercised employee stock options. The Company received proceeds of $44,206 and issued 20,055 shares of common stock.

(f)	In July 2025, the Company received proceeds of $303,477 from the exercise of public warrants and the Company issued 47,076 shares of common stock.

(g)	In July 2025, the Company received proceeds of $5,002,026 from the exercise of warrants and the Company issued 778,041 shares of common stock.

Activity during the Six Months Ended July 31, 2024

(a)	As of April 30, 2024, the Company held 10,000 of its shares comprising $32,641 of treasury stock. There was no activity during the three months ended April 30, 2024.

(b)	On April 19, 2024, the Company completed an $8,400,000 equity financing with European investors (the “Offering”) of 2,100,000 units (“Units”), at a price of $4.00 per Unit, consisting of one share of common stock (“Shares”) and a Warrant to purchase two Shares of common stock, the Warrant having an exercise price of $6.43, are exercisable by payment of the exercise price in cash only and expire April 19, 2029, five years from the date of issuance (“Warrants”). The offering was made solely to investors residing outside the United States and was not registered under the Security Act of 1933, as amended, (the “Security Act”), or the security law of any jurisdiction, including outside the United States, but was made privately by the Company pursuant to the exemptions from registration provided in the SEC’s Regulation S and other exemptions under the Securities Act.

8.	OPTIONS and WARRANTS

Warrants

On April 19, 2024, in connection with a private placement of the Company’s common stock, the Company issued 4,200,000 warrants. The warrants are exercisable at a price of $6.43 per share and expire five years from the date of issuance.

On May 15, 2024, the Company issued 152,460 warrants in connection with extinguishment of debt of $300,000 and accrued interest. The warrants are exercisable at a price of $6.43 per share and expire five years from the date of issuance. Non-cash expense of $390,145 is included in loss on extinguishment of debt.

On June 5, 2024, the Company’s Chief Financial Officer exercised 87,500 warrants as a cashless conversion and the Company issued 60,085 shares of common stock.

On September 10, 2024, the Company issued 50,000 warrants to an investor relations firm. The warrants are exercisable at a price of $4.00 per share and expire three years from the date of issuance. The Company recorded a non-cash expense of $94,650 during the year ending January 31, 2025. The agreement is for twelve months and includes the issuance of 10,000 treasury shares and monthly payments of $12,500. The warrants and shares vest immediately and because they are non-forfeitable, the expense was recognized immediately. The Company cancelled the warrants as of January 31, 2025.

Non-cash compensation for the year ended January 31, 2025, amounted to $484,975.

The Company used the Black Scholes valuation model to record fair value of the value of the warrants issued during the year ending January 31, 2025. The valuation model used a dividend rate of 0%; expected terms of 1.5-2.5 years; volatility rates of 105.98%-145.05%; and risk-free rates of 3.65%-4.45%.

The following table summarizes the changes in the warrants outstanding and the related price of the shares of the common stock issued to non-employees of the Company during the six months ended July 31, 2025 and the year ended January 31, 2025.

		Exercise	Remaining	Intrinsic
	Shares	Price	Life	Value
Outstanding, January 31, 2024	1,283,038	$5.88	2.97 years	$-

Granted	4,402,460	6.40	4.72 years	-

Expired/Cancelled	(50,000)	4.00	-	-

Exercised	(88,525)	1.98	-	-

Outstanding, January 31, 2025	5,546,973	6.37	3.68 years	-

Granted	-	-	-	-

Expired/Cancelled	-	-	-	-

Exercised	(982,010)	6.15	-	-

Outstanding- July 31, 2025	4,564,963	$6.42	3.19 years	$3,614,071

Exercisable - July 31, 2025	4,564,963	$6.42	3.19 years	$3,614,071

The following table summarizes additional information relating to the warrants outstanding as of July 31, 2025:

Range of Exercise	Number	Remaining Contractual	Exercise Price for Shares	Number	Exercise Price for Shares	Intrinsic
Prices	Outstanding	Life(Years)	Outstanding	Exercisable	Exercisable	Value

$4.00	30,000	2.60	$4.00	30,000	$4.00	$96,300
$6.43	4,509,963	3.20	$6.43	4,509,963	$6.43	$3,517,771
$7.50	25,000	2.27	$7.50	25,000	$7.50	$-
	4,564,963		$6.37	4,564,963	$6.42	$3,614,071

Options

On November 1, 2021, the Board of Directors adopted the 2021 Employee Stock Option Plan (the “Plan”). The Company has reserved 408,333 shares for issuance and sale upon the exercise of stock options. In accordance with the Plan, on February 1, 2022, the Company reserved an additional 233,333 shares and on February 1, 2023, the Company reserved an additional 233,333 shares. The options vest immediately and expire in three years. Under the Plan, options may be granted which are intended to qualify as Incentive Stock Options (“ISO’s”) under Section 422 of the Internal Revenue Code of 1986 (the “Code”) or which are not (“non-ISO’s”) intended to qualify as Incentive Stock Options thereunder. The Plan also provides for restricted stock awards representing shares of common stock that are issued subject to such restrictions on transfer and other incidents of ownership and such forfeiture conditions as the Board of Directors, or the committee administering the Plan composed of directors who qualify as “independent” under Nasdaq rules, may determine. On November 3, 2021, the Company filed a Registration Statement on Form S-8, to register under the Securities Act of 1933, as amended the 408,333 shares of common stock reserved for issuance under the Plan.

On March 20, 2024, our Board of Directors adopted an amendment to the Company’s Employee Stock Option Plan (the “Plan”) increasing the number of shares of common stock subject to the Plan (as of March 20, 2024, 875,000 shares) to 1,400,000 shares (the “Amendment”). The Company submitted the Amendment to the Plan to our stockholders for adoption and approval at the 2025 Annual Meeting. The Amendment was approved by the stockholders on January 23, 2025. As of July 31, 2025, with the February 1, 2025 automatic issuance of shares available under the Plan, 276,332 shares remain available for issuance of options under the Plan.

During the year ending January 31, 2025, 689,584 options to purchase shares of the Company’s common stock were issued to executive officers and employees at prices of $2.37- $8.07 per share. The options vest immediately and expire three years from the date of issuance. The fair value of the options issued for services amounted to $1,408,935 and were recorded during the year ending January 31, 2025. The Company used the Black-Scholes valuation model to record the fair value. The valuation model used a dividend rate of 0%; expected term of 1.5 years; volatility rate of 97.83%-114.86%; and a risk-free rate of 4.00%-4.87%.

The following table summarizes the changes in outstanding options and the related price of the shares of the Company’s common stock issued to employees of the Company. See Note 7 for the issuance of related party options.

		Exercise	Remaining	Intrinsic
	Shares	Price	Life	Value
Outstanding, January 31, 2024	874,835	$3.23	2.31 years

Granted	689,584	4.40	1.93 years	-

Expired/Cancelled	(190,751)	-	-

Exercised	-	-	-

Outstanding, January 31, 2025	1,373,668	3.68	1.90 years

Granted	-	-	-

Expired/Cancelled	-	-	-

Exercised	(20,055)	1.07	-

Outstanding- July 31, 2025	1,353,613	$3.70	1.40 years	$4,822,505

Exercisable - July 31, 2025	1,353,613	$3.70	1.40 years	$4,822,505

The following table summarizes additional information relating to the options outstanding as of July 31, 2025.:

Range of Exercise Prices	Number Outstanding	Weighted Average Life(Years)	Weighted Average Exercise Price for Shares Outstanding	Number Exercisable	Weighted Average Exercise Price for Shares Exercisable	Intrinsic Value

$1.93	194,445	1.24	$1.93	194,445	$1.93	$1,026,670
$2.12	140,000	1.24	$2.12	140,000	$2.12	$712,600
$2.37	195,000	1.63	$2.37	195,000	$2.37	$943,800
$2.61	195,000	1.63	$2.61	195,000	$2.61	$897,000
$2.65	20,000	1.13	$2.65	20,000	$2.65	$91,200
$2.75	30,000	1.51	$2.75	30,000	$2.75	$133,800
$3.59	35,000	2.17	$3.59	35,000	$3.59	$126,700
$3.75	57,500	0.36	$3.75	57,500	$3.75	$198,950
$3.98	30,000	0.51	$3.98	30,000	$3.98	$96,900
$4.09	78,750	0.00	$4.09	78,750	$4.09	$245,700
$4.12	50,000	0.36	$4.12	50,000	$4.12	$154,500
$4.50	58,334	0.00	$4.50	58,334	$4.50	$158,085
$5.99	30,000	1.92	$5.99	30,000	$5.99	$36,600
$7.34	180,918	2.48	$7.34	180,918	$7.34	$-
$8.07	58,666	2.48	$8.07	58,666	$8.07	$-

	1,353,613	1.40	$3.70	1,353,613	$3.70	$4,822,505

9.	SEGMENT REPORTING

We organize and manage our business by the following two segments which meet the definition of reportable segments under ASC280-10, Segment Reporting: Sales of Goods and Services. These segments are based on the customer type of products or services provided and are the same as our business units. Separate financial information is available and regularly reviewed by our chief officer- decision maker, who is our chief executive officer, in making resource allocation decisions for our segments. Our chief officer decision maker evaluates segment performance to the GAAP measure of gross profit.

	Six Months Ended		Three Months Ended
	July 31,		July 31,
	2025	2024	2025	2024
Net sales
Pocono Pharmaceuticals	$1,289,884	$851,362	$622,452	$442,830
4P Therapeutics	-	-	-	-
	1,289,884	851,362	622,452	442,830
Gross profit
Pocono Pharmaceuticals	408,862	266,344	156,881	101,558
4P Therapeutics	-	-	-	-
	408,862	266,344	156,881	101,558
Operating expenses
Selling, general and administrative-Pocono Pharmaceuticals	311,354	321,068	159,822	166,674
Selling, general and administrative-4P Therapeutics	52,627	54,603	32,628	30,249
Selling, general and administrative-Corporate	2,215,615	1,441,382	1,405,090	540,402
Research and development-4P Therapeutics	1,245,980	1,748,510	562,554	773,975
	3,825,576	3,565,563	2,160,094	1,511,300
Depreciation and Amortization
Pocono Pharmaceuticals	$96,327	$114,494	$48,114	$57,671
Corporate	-	6,021	-	3,010
4P Therapeutics	18,535	18,535	9,268	9,268
	$114,862	$139,050	$57,382	$69,949

The following table presents information about net sales and property and equipment, net of accumulated depreciation, in the United States and elsewhere.

	Six Months Ended		Three Months Ended
	July 31,		July 31,
	2025	2024	2025	2024
Net sales
United States	$1,282,354	$851,362	$614,922	$442,830
Outside the United States	7,530	-	7,530	-
	$1,289,884	$851,362	$622,452	$442,830

	July 31,	January 31,
	2025	2025
Property and equipment, net of accumulated depreciation
United States	$615,857	$695,063
Outside the United States	-	-
	$615,857	$695,063
Assets
Corporate	$6,435,611	$4,205,577
Pocono Pharmaceuticals	1,899,844	1,404,285
4P Therapeutics	1,841,133	1,859,793
	$10,176,588	$7,469,655

10.	COMMITMENTS AND CONTIGENCIES

Employment Agreements

The Company entered into three-year employment agreements with Gareth Sheridan, our CEO, and Serguei Melnik, our President, effective February 1, 2022. The agreement also provides that the executives will continue as directors and officers of the Company for the respective terms thereof. The agreement provides for an initial term, commencing on the effective date of the agreement and ending on January 31, 2025, and continuing on a year-to-year basis thereafter unless terminated by either party on not less than 30 days’ notice given prior to the expiration of the initial term or any one-year extension. For their services to the Company during the term of the agreement, Mr. Sheridan and Mr. Melnik will receive an annual salary of $250,000 per annum, commencing on the effective date of the agreement. Mr. Sheridan and Mr. Melnik will also receive a performance bonus of 3.5% of net income before income taxes. As of July 31, 2022, the Company and Mr. Sheridan and Mr. Melnik mutually agreed to reduce their annual salary to $150,000. These agreements, and the employment of Mr. Goodman, automatically renew for one-year terms following expiration of the initial three-year terms and each successive one-year term.

The Company entered into a three-year employment agreement with Gerald Goodman, our CFO, effective February 1, 2022. The agreement provides for an initial term, commencing on the effective date of the agreement and ending on January 31, 2025, and continuing on a year-to-year basis thereafter unless terminated by either party on not less than 30 days’ notice given prior to the expiration of the initial term or any one-year extension. For his services to the Company during the term of the agreement, Mr. Goodman will receive an annual salary of $210,000 per annum, commencing on the effective date of the agreement. As of July 31, 2022, the Company and Mr. Goodman mutually agreed to reduce his annual salary to $110,000.

Kindeva Drug Delivery Agreement

On January 4, 2024, the Company signed a commercial development and clinical supply agreement for their lead product, Aversa Fentanyl, with Kindeva Drug Delivery, L.P. (“Kindeva”). Under this agreement, Kindeva will perform commercial manufacturing process development, manufacturing of clinical supplies for the human abuse liability clinical study, and development of chemistry, manufacturing and controls (CMC) information required by the FDA in support of a New Drug Application (“NDA”). As of January 31, 2025, the Company has incurred expenses of $3.0 million under this agreement. The Company expects approximately $5.2 million to complete the development. On February 4, 2025, the agreement was amended to reduce the hourly rate for the labor on the project in exchange for a milestone payment payable upon FDA approval. Under the amended agreement, the remaining budget as of July 31, 2025, through NDA submission for the current workplan was reduced to $3.6 million. The amended agreement also includes a milestone payment of $3.0 million to be paid to Kindeva when the Company receives FDA approval.

Lease Agreement

On February 1, 2022, Pocono Pharmaceuticals entered into a lease agreement with Geometric Group, LLC for 12,000 square feet of warehouse space currently occupied by Active Intelligence. The monthly rental is $3,000 and the lease expires on January 31, 2025. The lease has been extended for an additional three years at the same monthly rental.

Sorrento Therapeutics, Inc. Agreement

On July 25, 2023, 4P Therapeutics assigned its claim under the bankruptcy proceedings from Sorrento Therapeutics Inc. and received proceeds of $106,528. The amount due under the claim was $118,675 and 4P Therapeutics recorded a reserve for bad debts of $118,675 during the year ended January 31, 2024. Under the agreement with the buyer of the claim, 4P Therapeutics will make proportional restitution and/or repayment of the purchase amount to the extent the claim is disallowed, reduced or not paid at the same time or distribution rate as other general unsecured claims against the Debtor are paid. The Company has recorded the amount of the proceeds as a secured loan payable to the factor as of July 31, 2025.

Legal Proceedings

The Company is currently a defendant in a lawsuit initiated by Joseph Gunnar, LLC (“Gunnar”) and Lucosky Brookman LLP (“LB”) in the Supreme Court of the State of New York, New York County, under Index No.654633/2023. The lawsuit alleges multiple allegations such as breach of contract, fraudulent activities, and tortious interference and seeks damages following the Company’s termination of an engagement letter for assistance with a public stock offering. Gunnar is seeking over $500,000 in damages plus punitive damages, while LB is demanding reimbursement of legal fees.

In response, the Company denies all allegations, alleging that the engagement letter was unenforceable, and its termination was legally justified. The Company has also initiated counterclaims against Joseph Gunnar & Co., accusing them of intentional interference and breach of fiduciary duty, and is seeking $1,000,000 for each claim along with a declaratory judgment affirming the legality and justification of the termination. The plaintiffs have denied these counterclaims.

Currently, there are no pending hearings or motions, and the case is in the discovery stage. In early 2024, the plaintiffs proposed a settlement offer of $100,000. The Company has not responded to that proposed settlement offer.

11.	SUBSEQUENT EVENTS

(a)	On August 11, 2025, 40,000 options to purchase common shares of the Company exercisable at a price of $6.85 per share to an executive officer. The options vest immediately and expire three years from the date of issuance. The fair value of the options for services amounted to $137,040. The Company used the Black-Scholes valuation model to record the fair value.

(b)	On August 20, 2025, 369,167 options to purchase common shares of the Company were issued to executive officers and employees exercisable at prices of $6.22 -6.84 per share. The options vest immediately and expire three years from the date of issuance. The fair value of the options issued for services amounted to $1,148,102. The Company used the Black-Scholes valuation model to record the fair value.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

This report contains forward-looking statements regarding our business, financial condition, results of operations and prospects. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements but are not deemed to represent an all-inclusive means of identifying forward-looking statements as denoted in this report. Additionally, statements concerning future matters are forward-looking statements.

Although forward-looking statements in this report reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements are inherently subject to risks and uncertainties and actual results and outcomes may differ materially from the results and outcomes discussed in or anticipated by the forward-looking statements. Factors that could cause or contribute to such differences in results and outcomes include, without limitation, those specifically addressed under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual report on Form 10-K for the year ended January 31, 2025, in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Form 10-Q and information contained in other reports that we file with the SEC. You are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this report.

We undertake no obligation to revise or update any forward-looking statements to reflect any event or circumstance that may arise after the date of this report, except as required by law. Readers are urged to carefully review and consider the various disclosures made throughout the entirety of this quarterly report, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

Overview

Nutriband Inc. (the “Company”, “Nutriband”, “we” or “us”), was incorporated in Nevada in January 2016. Our primary business is the development of a portfolio of transdermal pharmaceutical products. Our development pipeline primarily consists of transdermal products that are based on our proprietary AVERSA™ abuse deterrent transdermal technology that we believe can be incorporated into existing transdermal patches that contain drugs that are susceptible to abuse and misuse such as opioid and stimulant drugs.

The Company’s revenues are based on providing services through our subsidiaries Pocono Pharmaceuticals operating as Active Intelligence and 4P Therapeutics. Pocono Pharmaceuticals provides contract manufacturing services for health, wellness and over-the-counter pharmaceutical customers and 4P Therapeutics performs contract research and development related services for pharmaceutical and medical devices customers. We manage and evaluate our operations, and report our financial results, through these two separate subsidiaries.

Our principal offices are located in Orlando, Florida, and our subsidiary, Pocono Pharmaceuticals, has a manufacturing facility in Cherryville, North Carolina. We primarily operate and derive most of our revenues in the United States.

Recent Developments

On February 13, 2025, we signed an addendum to the Commercial Development and Clinical Supply Agreement for our lead product, Aversa™ Fentanyl, being developed with our partner, Kindeva Drug Delivery, a leading global contract development and manufacturing organization (CDMO) focused on drug-device combination products.  Nutriband and Kindeva have revised their agreement to formalize their exclusive product development partnership and long-term commitment based on shared development costs in exchange for milestone payments. The development work being conducted under this agreement supports the development of Nutriband’s AVERSA™ abuse-deterrent technology in general, which can be utilized to incorporate aversive agents into transdermal patches to prevent the abuse, diversion, misuse, and accidental exposure of drugs with abuse potential including opioids and stimulants.

On April 19, 2024, the Company completed an $8,400,000 equity financing with European investors (the “Offering”) of 2,100,000 units (“Units”), at a price of $4.00 per Unit, each Unit consisting of one share of common stock (“Shares”) and a Warrant to purchase two Shares of common stock, the Warrants having an initial exercise price of $6.43, are exercisable by payment of the exercise price in cash only and expire April 19, 2029, five years from the date of issuance (“Warrants”). The Offering was made solely to investors resident outside the United States and was not registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any jurisdiction, including any jurisdiction outside the United States, but was made privately by the Company pursuant to the exemptions from registration provided in the SEC’s Regulation S and other exemptions under the Securities Act.

Our Business

AVERSA Abuse Deterrent Transdermal Products

Our lead product under development is AVERSA Fentanyl, an abuse deterrent fentanyl transdermal system that combines an approved generic fentanyl patch with our AVERSA abuse deterrent transdermal technology to reduce the abuse and misuse of fentanyl patches. We believe that our AVERSA technology can be broadly applied to various transdermal products, and our plan is to follow the development of AVERSA Fentanyl with the development of additional abuse deterrent transdermal products for pharmaceuticals that have a risk or history of abuse, misuse or accidental exposure. Specifically, we have expanded our development pipeline to include AVERSA Buprenorphine and AVERSA Methylphenidate. In addition, we are developing a portfolio of transdermal pharmaceutical products to deliver already approved drugs or biologics that are typically delivered by injection but with the potential to improve compliance and therapeutic outcomes through transdermal delivery.

In January 2024, we signed a commercial development and clinical supply agreement with Kindeva Drug Delivery, formerly 3M Drug Delivery (“Kindeva”), for the development of AVERSA Fentanyl using Kindeva’s FDA-approved fentanyl patch. This agreement replaced the previous feasibility agreement between the two companies which was focused on establishing the feasibility of incorporating our AVERSA abuse deterrent transdermal technology into Kindeva’s commercial transdermal manufacturing process. The commercial development and clinical supply agreement is focused on developing the commercial manufacturing process for AVERSA Fentanyl.

On November 1, 2021, The Board of Directors adopted the 2021 Employee Stock Option Plan (the “Plan”), and the Plan then adopted provided for an initial 350,000 shares to issue and sell upon the exercise of stock options issued under the Plan. As of September 8, 2025, the Company has reserved 1,645,751 shares to issue and sell upon the exercise of stock options issued under the Plan.

The Plan provides for an automatic annual increase to be added on February 1 of each year equal to the lesser of (i) 250,000 shares of Common Equity or (ii) five percent (5%) of the total shares of Common Stock outstanding on such date (including for this purpose any shares of Common Stock issuable upon conversion of any outstanding capital equity of the Company) or (iii) such lesser number as determined by the Board. In accordance with the Plan, on February 1, 2022, the Company reserved an additional 233,333 shares and on February 1, 2023, the Company reserved an additional 233,333 shares. On March 20, 2024, our Board of Directors adopted an amendment to the Plan increasing the number of shares of common stock subject to the Plan (as of March 20, 2024, 875,000 shares) to 1,400,00 shares (the “Amendment”). We submitted the Amendment to the Plan to our stockholders for adoption and approval at the 2025 Annual Meeting, and the Amendment was approved by a majority vote of our stockholders. As of September 8, 2025, with the February 1, 2025 automatic increase of shares available for issuance under the Plan, 4,249 shares remain available for issuance of options under the Plan.

On August 5, 2025, the Company issued a preferred stock dividend of its Series A Convertible Preferred Stock (the “Series A Preferred Stock”) to its shareholders of record July 25, 2025. Each share of Series A Preferred Stock has the par value of $0.001 per share and is is convertible at the option of the holder into one share of Common Stock following the date of the approval for commercial sale by the Federal Drug Administration of the Company’s transdermal pharmaceutical products that are based on the Company’s AVERSA™ abuse deterrent transdermal technology. The holders of Series A Preferred Stock that do not convert their shares shall be eligible for dividends as declared by the Board of Directors for those holders, and the Series A Preferred is also eligible for dividends declared by the Board of Directors on the class of common stock. In the preferred stock dividend, 3,008,643 shares of the Series A Preferred Stock (including shares of common stock issued to stockholders exercising warrants following the distribution of the dividend) were issued to our stockholders. The fair value of the dividend was $21,814,166.

Results of Operations

Three Months Ended July 31, 2025 and 2024

For the three months ending July 31, 2025, we generated revenue of $622,452 and our revenue costs were $465,571, resulting in a gross profit of $156,881. For the three months ending July 31, 2024, we generated revenue of $442,830 and our costs of revenue were $341,272, resulting in a gross profit of $101558. Our revenue for the three months ending July 31, 2025, was derived from sales from our Pocono Pharmaceuticals segment and $-0- from contract research and development services from our 4P Therapeutics segment. The revenue from the Pocono Pharmaceuticals segment increased from the prior year as the Company ordered additional equipment to meet the new demand and implemented this equipment during the third quarter of the prior year. An increase in demand is expected in the balance of the current year. There were no sales in our 4P Therapeutics segment in the current year due to a shift in focus and the main contract wound down in the prior year. The increase in gross margin is due primarily to higher margins in our sales mix.

For the three months ending July 31, 2025, our selling, general and administrative expenses were $1,597,540, primarily legal, accounting and compensation expenses compared to $737,325 for the three months ending July 31, 2024. The increase from 2024 is primarily attributable to increases in compensation-based expenses.

During the three months ending July 31, 2025, the Company incurred research and development expenses of its Aversa Fentanyl product of $562,554, primarily of salaries and development costs from Kindeva as compared to $773,975 for the three months ending July 31, 2024. The decrease is primarily attributable to a reduction in labor costs.

We incurred interest expenses of $5,773 for the three months ending July 31, 2025, as compared to $5,018 for the three months ending July 31, 2024.

Interest income for the three months ending July 31, 2025 was $8,849 as compared to $77,332 for the three months ending July 31, 2024. The decrease is primarily due to a decrease in cash used in the Company’s operations..

As a result of the foregoing, we sustained a net loss of $2,000,337 for the three months ending July 31, 2025, exclusive of the net loss available to common stockholders of $23,814,503 or ($2.12) per share (basic and diluted) after the preferred stock dividend, compared with a loss of $1,705,465, or $(0.15) per share (basic and diluted) for the three months ending July 31, 2024.

Six Months Ended July 31, 2025 and 2024

For the six months ending July 31, 2025, we generated revenue of $1,289,884 and our revenue costs were $881,022, resulting in a gross profit of $408,862. For the six months ending July 31, 2024, we generated revenue of $851,362 and our costs of revenue were $585,018, resulting in a gross profit of $266,344. Our revenue for the six months ending July 31, 2025, was derived from sales from our Pocono Pharmaceuticals segment and $-0- from contract research and development services from our 4P Therapeutics segment. The revenue from the Pocono Pharmaceuticals segment increased from the prior year as the Company ordered additional equipment to meet the new demand and implemented this equipment during the third quarter of the prior year. An increase in demand is expected in the balance of the current year. There were no sales in our 4P Therapeutics segment in the current year due to a shift in focus and the main contract wound down in the prior year. The increase in gross margin is due primarily to higher margins in our sales mix.

For the six months ending July 31, 2025, our selling, general and administrative expenses were $2,579,592, primarily legal, accounting and compensation expenses compared to $1,817,053 for the six months ending July 31, 2024. The increase from 2024 is primarily attributable to increases equity-based expenses.

During the six months ending July 31, 2025, the Company incurred research and development expenses of its Aversa Fentanyl product of $1,245,980, primarily of salaries and increases in development costs from Kindeva as compared to $1,748,510 for the six months ending July 31, 2024. The decrease is primarily attributable to a reduction in labor costs.

We incurred interest expenses of $11,853 for the six months ending July 31, 2025, as compared to $13,837 for the six months ending July 31, 2024.

Interest income for the six months ending July 31, 2025 was $39,157 as compared to $77,350 for the six months ending July 31, 2024. The decrease is primarily due to cash used in the Company development operations.

As a result of the foregoing, we sustained a net loss of $3,389,206 for the six months ending July 31, 2025, exclusive of the net loss available to common of stockholders of $25,203,372 or (2.26) per share (basic and diluted) after the preferred stock dividend, compared with a loss of $3,603,542, or $(0.36) per share (basic and diluted) for the six months ending July 31, 2024.

Liquidity and Capital Resources

As of July 31, 2025, we had $6,995,101 in cash and cash equivalents and working capital of $5,948,628, as compared with cash and cash equivalents of $4,311,719 and working capital of $3,811,420 as of January 31, 2025.

For the six months ending July 31, 2025, we used cash of $2,650,313 in our operations. The principal adjustments to our net loss of $3,389,206 were depreciation and amortization of $114,862, and the issuance of employee stock for services in the amount of $104,400.

For the six months ending July 31, 2025, we used cash in investing activities of $5,324 primarily for the purchase of equipment.

For the six months ending July 31, 2025, cash provided from financing activities was $5,339,019 primarily from the exercise of warrants.

Off Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

Critical accounting policies remained relatively consistent from the year ended January 31, 2025.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Not applicable.

ITEM 4. CONTROLS AND PROCEDURES

Disclosure controls and procedures.

As of the end of period covered by this report, we carried out an evaluation, with the participation of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures pursuant to Securities Exchange Act Rule 13a-15. Based upon that evaluation, we concluded that our disclosure controls and procedures are not effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

Management has determined that our internal controls contain material weaknesses due to the absence of segregation of duties, as well as lack of qualified accounting personnel, and excessive reliance on third-party consultants for accounting, financial reporting and related activities. During the past fiscal year, we have added qualified accounting personnel, so the Company does not have to rely on third-party consultants. The Company has established additional monitoring controls over the financial statements. We have also improved our internal controls to provide for a detailed accounting review of all revenue items and accounts receivable and accounts payable transactions in connection with the entry and categorization of each transaction in the preparation of the Company’s financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Changes in internal controls over financial reporting.

No changes were made to our internal controls in the quarterly period covered by this report that have materially affected, or are reasonably likely materially to affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

With respect to legal proceedings that arise in the ordinary course of business, when the Company becomes aware of a claim or potential claim, it assesses the likelihood of any loss or exposure. In accordance with authoritative guidance, the Company records loss contingencies in its financial statements only for matters in which losses are probable and can be reasonably estimated.

The Company is currently a defendant in a lawsuit initiated by Joseph Gunnar, LLC (“Gunnar”) and Lucosky Brookman LLP (“LB”) in the Supreme Court of the State of New York, New York County, under Index No.654633/2023. The lawsuit alleges multiple allegations such as breach of contract, fraudulent activities, and tortious interference and seeks damages following the Company’s termination of an engagement letter for assistance with a public stock offering. Gunnar is seeking over $500,000 in damages plus punitive damages, while LB is demanding reimbursement of legal fees.

In response, the Company denies all allegations, alleging that the engagement letter was unenforceable, and its termination was legally justified. The Company has also initiated counterclaims against Joseph Gunnar & Co., accusing them of intentional interference and breach of fiduciary duty, and is seeking $1,000,000 for each claim along with a declaratory judgment affirming the legality and justification of the termination. The plaintiffs have denied these counterclaims.

Currently, there are no pending hearings or motions, and the case is in the discovery stage. In early 2024, the plaintiffs proposed a settlement offer of $100,000. The Company has not responded to that settlement offer.

ITEM 1A. RISK FACTORS

You should carefully consider the key risks described below together with all of the other information included in this report and our Annual Report on Form 10-K, filed with the Securities and Exchange Commission on April 28, 2025, before making an investment decision with regard to our securities. The risks set forth below and in our Form 10-K are not the only risks facing us. Additional risks and uncertainties may exist that could also adversely affect our business, prospects or operations. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or a significant part of your investment.

There is economic uncertainty concerning economic policies being pursued by the current administration in the United States that may affect the costs and timing of the process of bringing our products to market through approvals with the FDA.

Our operating results could be affected by the current political and economic uncertainties related to the economy of the United States, the domestic pharmaceutical industry and world economies. Future conditions may also adversely affect our pricing strategy, promotional activities and our profitability and margins. Additionally, many of the effects and consequences of U.S. and global financial and economic conditions could potentially have a material adverse effect on our liquidity and capital resources, including the ability to raise additional capital, if needed, or could otherwise negatively affect our business and financial results. Market instability could make it more difficult for us and our suppliers to accurately forecast future product demand trends. Additionally, inflationary factors such as increases in the costs to purchase products, acquire product rights and overhead costs may adversely affect our operating results.

In this economic environment, we are also subject to the risks common to low-revenue start-up enterprises, including, among other factors, undercapitalization, cash shortages, limitations with respect to personnel, financial and other capital or operating expenditures. Drug development companies typically incur substantial losses during the product development and FDA testing phase of the business and do not generate revenues until after the drug has received FDA approval, which cannot be assured, and until the company has started to sell the product. We can give no assurance that we can or will ever be successful in achieving profitability and the likelihood of our success must be considered in light of our early stage of operations. We cannot assure you that we will be able to operate profitably or generate positive cash flow. If we cannot achieve profitability, we may be forced to cease operations and you may suffer a total loss of your investment.

Because we do not have a product we can market in the United States, we cannot predict when or whether we will operate profitably.

We have not completed the development of our lead product, which is our abuse deterrent fentanyl transdermal system, and we do not have any product that we can market in the United States. Because of the numerous risks and uncertainties associated with product development, we cannot assure you that we will be able to develop and market any products or achieve or attain profitability. If we are able to obtain financing for our operations, we expect that we will incur substantial expenses as we continue with our product development and clinical trials. Further, if we are required by applicable regulatory authorities, including the FDA as well as the comparable regulatory agencies in other countries in which we may seek to market product, to perform studies in addition to those we currently anticipate, our expenses will increase beyond expectations and the timing of any potential product approval may be delayed. As a result, we could continue to incur substantial losses and negative cash flow as long as these negative factors continue in effect.

A number of factors, including, but not limited to the following, may affect our ability to develop our business and operate profitably:

●	our ability to obtain necessary funding to develop our proposed products;

●	the success of clinical trials for our products;

●	our ability to obtain FDA approval for us to market any proposed product in our pipeline in the United States;

●	any delays in regulatory review and approval of product in development;

●	if we obtain FDA approval to market our product, our ability to establish manufacturing and distribution operations or entering into manufacturing and distribution agreements with qualified third parties;

●	market acceptance of our products;

●	our ability to establish an effective sales and marketing infrastructure;

●	our ability to protect our intellectual property;

●	competition from existing products or new products that may emerge;

●	potential product liability claims and adverse events;

●	our ability to adequately support future growth; and

●	our ability to attract and retain key personnel to manage our business effectively.

Our stock price has been and is likely to continue to be volatile and you may not be able to resell shares of our common stock at or above the price you paid, if at all.

The trading price of our common stock has experienced fluctuations due to the factors discussed in these risk factors. In addition, the stock market in general has, and the NASDAQ Capital Market and technology companies in particular have, experienced extreme price and volume fluctuations. These trading prices and valuations may not be sustainable. These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against companies (primarily those that are larger than us) that experienced such volatility. This type of litigation, if instituted against us, regardless of its outcome, could result in substantial costs and a diversion of our management’s attention and resources.

Stockholders may experience significant dilution as a result of future equity offerings and other issuances of our common stock or other securities.

We will need to raise substantial funds in order to develop our products. In order to raise additional capital, we may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock at prices that may be based on a discount from market at the time of issuance. Stockholders will incur dilution upon exercise of any outstanding stock options, warrants or upon the issuance of shares of common stock under our present and future stock incentive programs. In addition, the sale of shares and any future sales of a substantial number of shares of our common stock in the public market, or the perception that such sales may occur, could adversely affect the price of our common stock. We cannot predict the effect, if any, that market sales of those shares of common stock or the availability of those shares of common stock for sale will have on the market price of our common stock.

The drug delivery industry is subject to rapid technological change, and our failure to keep up with technological developments may impair our ability to market our products.

Our products use technology which we developed for the transdermal delivery of drugs. The field of drug delivery is subject to rapid technological changes. Our future success will depend upon our ability to keep abreast of the latest developments in the industry and to keep pace with advances in technology and changing customer requirements. If we cannot keep pace with such changes and advances, our proposed products could be rendered obsolete, which would result in our having to cease its operations.

ITEM 5. OTHER INFORMATION

On August 11, 2025, we announced that Company CEO, Gareth Sheridan was stepping aside from his role for three months to enter the Irish Presidential election campaign (the office of President in Ireland is largely ceremonial). The nomination hearings followed by the election have been taking place over the course of August and September and will continue through to October 27, 2025, the date on which the election will be held.

During this period, the Company’s co-Founder and Chairman, Serguei Melnik has taken over the responsibilities of CEO and is guiding the Company through the final 2025 framework towards the target NDA filing with the FDA in 2026. Mr. Melnik, an experienced corporate strategy executive will continue to direct the Company’s strategic development and focus on shareholder value. Mr. Melnik has over 20 years experience in the Capital markets.

ITEM 6. EXHIBITS.

Exhibit Number	Description of Exhibits
31.1	Section 302 Certification of Chief Executive Officer.
31.2	Section 302 Certification of Chief Financial Officer.
32.1	Section 906 Certification of Chief Executive Officer.
32.2	Section 906 Certification of Chief Financial Officer.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

In accordance with the requirements of the Exchange Act, the Company has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUTRIBAND INC.

September 9, 2025	By:	/s/ Serguei Melnik
President
(Principal Executive Officer)

September 9, 2025	By:	/s/ Gerald Goodman
Gerald Goodman, Chief Financial Officer
(Principal Financial Officer)